Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

JDCO, INC.,
A CALIFORNIA CORPORATION,

ON THE ONE HAND

AND

MEDIA USA.COM, INC.,
A NEVADA CORPORATION,

AND

JAVA ACQUISITION CO., INC.,
A NEVADA CORPORATION,

ON THE OTHER HAND

DATED AS OF NOVEMBER 30, 2006

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is dated as of November 30, 2006, by and among JDCO, Inc., a California corporation (“JDCO”), on the one hand, and Media USA.com, Inc., a publicly traded Nevada corporation (“Media USA”), and Java Acquisition Co., Inc., a Nevada corporation and wholly-owned subsidiary of Media USA (“Merger Sub”).

RECITALS

A. Media USA, Merger Sub, and JDCO have each determined to engage in the transactions contemplated hereby (collectively, the “Merger”) pursuant to which Merger Sub will merge with and into JDCO, with JDCO being the surviving corporation, and the outstanding shares of JDCO shall be converted into shares of Media USA’s common stock in the manner herein described.

B. The respective boards of directors of JDCO, Media USA and Merger Sub, and Media USA, as the sole shareholder of Merger Sub, have each approved this Agreement and the Merger.

C. The Merger Sub shareholder shall approve this Agreement and the Merger prior to the Closing (as hereinafter defined).

D. A requisite percentage of the JDCO shareholders shall approve this Agreement and the Merger prior to the Closing.

E. The parties intend that this Agreement constitutes a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations promulgated thereunder.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in reliance upon the representations and warranties hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE 1

THE MERGER

1.1 Surviving Entity; Effective Time.

(a) At the Closing, subject to the terms and conditions of this Agreement, Merger Sub shall be merged with and into JDCO in accordance with the relevant sections of the Nevada Revised Statutes (the “NRS”) and the California General Corporation Law (the “CGCL”), whereupon the separate existence of Merger Sub shall cease, and JDCO shall be the surviving corporation (“Surviving Corporation”), this time to be known as the “Effective Time”). It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code and the parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

(b) Simultaneously with the Closing, Articles of Merger (the “Merger Articles”) shall be filed with the Secretary of State of the State of Nevada in accordance with the NRS and a Certificate of Merger (the “Merger Certificate”) shall be filed with the Secretary of State of the State of California in accordance with the CGCL. From and after the Effective Time, JDCO shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of both JDCO and Merger Sub, as provided under the NRS and the CGCL.

1.2 Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws of JDCO as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws, respectively, of the Surviving Corporation from and after the Effective Time, until thereafter amended in accordance with applicable law.

1.3 Directors and Officers. From and after the Effective Time, until their successors are duly elected or appointed and qualified, the directors and officers of Media USA and the Surviving Corporation shall be the directors and officers, respectively, of JDCO in office immediately prior to the Effective Time.

1.4 Conversion of Shares. As of the Effective Time, by virtue of the Merger, automatically and without any action on the part of any holder thereof:

(a) Each issued and outstanding share of common stock, $0.001 par value per share, of Merger Sub shall be converted into and become one fully paid and nonassessable share of the Surviving Corporation.

(b) Each fully paid and nonassessable share of JDCO common stock, no par value per share (“JDCO Common Stock”), outstanding immediately prior to the Effective Time, shall be converted into 23.696 fully paid and nonassessable share of Media USA common stock, $0.001 par value per share (“Media USA Common Stock”), the shares of Media USA Common Stock to be issued to the JDCO shareholders to be known as the “Merger Shares.”

(c) Warrants to purchase shares of JDCO Common Stock (“JDCO Warrants”) and options to purchase shares of JDCO Common Stock (“JDCO Options”) outstanding immediately prior to the Effective Time, shall be assumed by Media USA and shall become warrants to purchase shares of Media USA Common Stock (“Media USA Warrants”) or options to purchase shares of Media USA Common Stock (“Media USA Options”), as applicable.

Each of the assumed JDCO Warrants and JDCO Options will continue to have, and be subject to, the same terms and conditions of such JDCO Warrants or JDCO Options held immediately prior to the Effective Time (including, without limitation, any repurchase rights, vesting provisions and provisions regarding the acceleration of vesting on certain transactions).

1.5 Fractional Shares. Fractional shares of Media USA Common Stock shall not be issued in connection with the Merger Shares, but any fractional shares shall be rounded to the nearest whole share. No cash shall be issued in lieu of any fractional shares.

1.6 Stock Certificates.

(a) Upon surrender to Media USA of the certificates representing the JDCO Common Stock, JDCO Warrants or JDCO Options (collectively, the “JDCO Certificates”), the holders of such JDCO Certificates shall each be entitled to receive in exchange therefor one or more certificates representing the number of shares of Media USA Common Stock, Media USA Warrants or Media USA Options, respectively, to which such holder is entitled pursuant to the provisions of Section 1.4 hereof.

(b) Each JDCO Certificate converted into Media USA Common Stock, Media USA Warrants or Media USA Options, respectively, shall by virtue of the Merger, and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and retired and cease to exist. Until surrendered as contemplated by this Section 1.6, each holder of JDCO Common Stock, JDCO Warrants or JDCO Options, respectively, shall thereafter cease to possess any rights with respect to such shares, except the right to receive upon such surrender the number of shares of Media USA Common Stock, Media USA Warrants or Media USA Options, respectively, as provided by Section 1.4 hereof.

(c) All shares of Media USA Common Stock, Media USA Warrants or Media USA Options, respectively, delivered to the JDCO shareholders in respect of the JDCO Common Stock, JDCO Warrants or JDCO Options, respectively, in accordance with the terms of this Agreement shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of JDCO Common Stock, JDCO Warrants or JDCO Options, respectively. If, after the Effective Time, JDCO Certificates are presented for any reason, they shall be cancelled and exchanged as provided in this Section 1.6.

1.7 Closing. Subject to the satisfaction of the conditions precedent specified in Section 6 hereof, the closing of the Merger shall take place at the offices of Kirkpatrick & Lockhart Nicholson Graham LLP, on or before November 30, 2006, or at such other time and date as the parties may mutually agree (the “Closing” or the “Closing Date”).

1.8 Press Releases. At Closing, Media USA shall issue such press release or announcement of the transactions contemplated by this Agreement and make such filings as may be required by the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subject to the applicable requirements of Rules 135a and 135c under the Securities Act of 1933, as amended (the “Securities Act”), and such release or announcement will be reasonably satisfactory in form and substance to JDCO and its counsel. Media USA shall not issue any other press release or otherwise make public any information with respect to this Agreement or the transactions contemplated hereby, prior to the Closing, without the prior written consent of JDCO which consent shall not be unreasonably withheld. Notwithstanding the foregoing, if required by law, Media USA may issue such a press release or otherwise make public such information as long as Media USA notifies JDCO of such requirement and discusses with JDCO in good faith the contents of such disclosure.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF JDCO

Except as set forth under the corresponding section of the disclosure schedule delivered to Media USA and Merger Sub concurrently herewith (the “JDCO Disclosure Schedule”), which JDCO Disclosure Schedule shall be deemed a part hereof, JDCO hereby represents and warrants to Media USA and Merger Sub as follows:

2.1 Organization. JDCO is a corporation, duly organized, validly existing, and in good standing under the laws of the State of California.

2.2 Capitalization. Immediately prior to the Closing, the authorized capital stock of JDCO will consist of 10,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock. Upon the Closing, there will be outstanding 5,401,230 shares of common stock, no outstanding shares of preferred stock, JDCO Warrants to purchase 62,500 shares of JDCO common stock, and no JDCO Options to purchase shares of JDCO common stock. All issued and outstanding shares of capital stock of JDCO are, and on the date of Closing will be, duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights, and have been issued pursuant to or in compliance with applicable exemptions under federal and state securities laws.

2.3 Certain Corporate Matters. JDCO is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction in which the ownership of its properties, the employment of its personnel or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not have a material adverse effect on JDCO’ financial condition, results of operations or business. JDCO has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged and to own and use the properties owned and used by it.

2.4 Authority Relative to this Agreement. JDCO has the requisite power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by JDCO and the consummation by JDCO of the transactions contemplated hereby have been duly authorized by the Board of Directors of JDCO and no other actions on the part of JDCO are necessary to authorize this Agreement or the transactions contemplated hereby other than the consent of the shareholders of JDCO. This Agreement has been duly and validly executed and delivered by JDCO and constitutes a valid and binding agreement of JDCO, enforceable against JDCO in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

2.5 Consents and Approvals; No Violations. Except for requirements of applicable law, no filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by JDCO of the transactions contemplated by this Agreement other than those that have been or will be obtained as of the Closing. Neither the execution and delivery of this Agreement by JDCO nor the consummation by JDCO of the transactions contemplated hereby, nor compliance by JDCO with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the organizational documents of JDCO, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which JDCO is a party or by which it or its properties or assets may be bound or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to JDCO, or any of its properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to JDCO taken as a whole.

2.6 Financial Statements.

(a) Prior to Closing, JDCO will provide its audited balance sheets as at December 31, 2005, and the related statements of operations, changes in stockholders’ equity and cash flows for the fiscal year ended December 31, 2005 (“JDCO’s Audited Financials”).

(b) Prior to Closing, JDCO will provide its unaudited balance sheet as at September 30, 2006, and the related statements of operations, changes in stockholders’ equity and cash flows for the nine months ended September 30, 2006 (“JDCO’s Interim Financials” and together with JDCO’s Audited Financials, “JDCO’s Financials”).

(c) JDCO’s Financials (i) will be in accordance with the books and records of JDCO, (ii) will be correct and complete, (iii) will fairly present the financial position and results of operations of JDCO as of the dates indicated, and (iv) will be prepared in accordance with U.S. GAAP (except that (x) unaudited financial statements may not be in accordance with GAAP because of the absence of footnotes normally contained therein, and (y) interim (unaudited) financials are subject to normal year-end audit adjustments that in the aggregate will not have a material adverse effect on JDCO, or their respective businesses, financial conditions or results of operations).

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF
MEDIA USA AND MERGER SUB

Except as set forth under the corresponding section of the disclosure schedule delivered to JDCO concurrently herewith (the “Media USA Disclosure Schedule”), which Media USA Disclosure Schedule shall be deemed a part hereof, Media USA and Merger Sub, to its knowledge, hereby, jointly and severally, represents and warrants to JDCO as follows:

3.1 Organization. Each of Media USA and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the requisite corporate power to carry on its business as now conducted.

3.2 Capitalization. Media USA’s authorized capital stock consists of 500,000,000 shares of capital stock, all of which are designated as common stock, of which no more than 12,275,000 shares are issued and outstanding as of the date hereof; upon the Closing, 12,275,000 shares of Media USA Common Stock will be issued and outstanding. All issued and outstanding shares of capital stock of Media USA and Merger Sub are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. When issued, the Merger Shares will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights, there are no outstanding or authorized options, rights, warrants, calls, convertible securities, rights to subscribe, conversion rights or other agreements or commitments to which Media USA or Merger Sub is a party or which are binding upon Media USA or Merger Sub providing for the issuance by Media USA or Merger Sub or transfer by Media USA or Merger Sub of additional shares of Media USA’s or Merger Sub’s capital stock and neither Media USA nor Merger Sub has reserved any shares of its capital stock for issuance, nor are there any outstanding stock option rights, phantom equity or similar rights, contracts, arrangements or commitments to issue capital stock of Media USA or Merger Sub. There are no voting trusts or any other agreements or understandings with respect to the voting of Media USA’s or Merger Sub’s capital stock.

3.3 Certain Corporate Matters. Each of Media USA and Merger Sub is duly licensed or qualified to do business and is in good standing as a foreign corporation in every jurisdiction in which the character of its properties or nature of its business requires it to be so licensed or qualified other than such jurisdictions in which the failure to be so licensed or qualified does not, or insofar as can reasonably be foreseen, in the future will not, have a material adverse effect on its financial condition, results of operations or business. Each of Media USA and Merger Sub has full corporate power and authority and all authorizations, licenses and permits necessary to carry on the business in which it is engaged or in which it proposes presently to engage and to own and use the properties owned and used by it. Each of Media USA and Merger Sub has delivered to JDCO true, accurate and complete copies of its Articles of Incorporation and Bylaws, which reflect all restatements of and amendments made thereto at any time prior to the date of this Agreement. The records of meetings of the stockholders and Boards of Directors of Media USA and Merger Sub previously furnished to JDCO are complete and correct in all material respects. The stock records of Media USA and Merger Sub and the stockholder lists of Media USA and Merger Sub previously furnished to JDCO are complete and correct in all material respects and accurately reflect the record ownership and the beneficial ownership of all the outstanding shares of Media USA’s and Merger Sub’s capital stock and any other outstanding securities issued by Media USA and Merger Sub. Neither Media USA nor Merger Sub is in default under or in violation of any provision of its Articles of Incorporation or Bylaws in any material respect. Neither Media USA nor Merger Sub is in any material default or in violation of any restriction, lien, encumbrance, indenture, contract, lease, sublease, loan agreement, note or other obligation or liability by which it is bound or to which any of its assets is subject. Media USA has delivered to JDCO and the JDCO shareholders a complete copy of Media USA’s financial records and tax returns from Media USA’s inception to the Closing Date.

3.4 Authority Relative to this Agreement. Each of Media USA and Merger Sub has the requisite corporate power and authority to enter into this Agreement and carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Media USA and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by the Boards of Directors of Media USA and Merger Sub and no other actions on the part of Media USA or Merger Sub are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Media USA and Merger Sub and constitutes a valid and binding obligation of Media USA and Merger Sub enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

3.5 Consents and Approvals; No Violations. Except for applicable requirements of federal and state securities laws, no filing with, and no permit, authorization, consent or approval of, any third party, public body or authority is necessary for the consummation by Media USA or Merger Sub of the transactions contemplated by this Agreement. Neither the execution and delivery of this Agreement by Media USA or Merger Sub nor the consummation by Media USA or Merger Sub of the transactions contemplated hereby, nor compliance by Media USA or Merger Sub with any of the provisions hereof, will (a) conflict with or result in any breach of any provisions of the charter or Bylaws of Media USA or Merger Sub, (b) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which Media USA or Merger Sub is a party or by which it or any of its properties or assets may be bound, or (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Media USA, Merger Sub, or any of its properties or assets, except in the case of clauses (b) and (c) for violations, breaches or defaults which are not in the aggregate material to Media USA or Merger Sub taken as a whole.

3.6 SEC Documents. Media USA has filed all reports required to be filed by it under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two (2) years preceding the date hereof (or such shorter period as Media USA was required by law to file such material) (the foregoing materials, including the exhibits thereto, being collectively referred to herein as the “SEC Reports”). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and none of the SEC Reports contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Media USA included in the SEC Reports comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (except, in the case of unaudited statements, as permitted by the applicable form under the Exchange Act) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position of Media USA as of the dates thereof and its statements of operations, stockholders’ equity and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments which were and are not expected to have a material adverse effect on Media USA, its business, financial condition or results of operations). Except as and to the extent set forth on the consolidated balance sheet of Media USA as at March 31, 2006, including the notes thereto, neither Media USA nor Merger Sub has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise and whether required to be reflected on a balance sheet or other financial statement).

3.7 Financial Statements.

(a) Included in the SEC Reports are the audited balance sheets of Media USA as at December 31, 2005, and the related statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2005, together with the unqualified report thereon of Spector & Wong, LLP, independent auditor (collectively, “Media USA’s Audited Financials”).

(b) Included in the SEC Reports are the unaudited consolidated balance sheets of Media USA as at March 31, 2006, and the related statements of operations and cash flows for the nine months ended March 31, 2006, as reviewed by Spector & Wong, LLP, independent auditor (“Media USA’s Interim Financials”).

(c) Media USA’s Audited Financials and Media USA’s Interim Financials (collectively, “Media USA’s Financial Statements”) are (i) in accordance with the books and records of Media USA, (ii) correct and complete, (iii) fairly present the financial position and results of operations of Media USA as of the dates indicated, and (iv) prepared in accordance with U.S. GAAP (except that (x) unaudited financial statements may not be in accordance with U.S. GAAP because of the absence of footnotes normally contained therein, and (y) interim (unaudited) financials are subject to normal year-end audit adjustments that in the aggregate will not have a material adverse effect on Media USA or Merger Sub, or their respective businesses, financial conditions or results of operations.

3.8 Events Subsequent to Financial Statements. Except as set forth in Schedule 3.8, since December 31, 2005, there has not been:

(a) any sale, lease, transfer, license or assignment of any assets, tangible or intangible, of Media USA;

(b) any damage, destruction or property loss, whether or not covered by insurance, affecting adversely the properties or business of Media USA;

(c) except as contemplated by this Agreement, any declaration or setting aside or payment of any dividend or distribution with respect to the shares of capital stock of Media USA or any redemption, purchase or other acquisition of any such shares;

(d) any issuance of shares of capital stock or the granting, issuance or execution of any rights, warrants, options or commitments by the Media USA, as the case may be, relating to its authorized or issued capital stock, except with respect to Media USA’s investment in Merger Sub;

(e) any subjection to any lien on any of the assets, tangible or intangible, of Media USA;

(f) any incurrence of indebtedness or liability or assumption of obligations by Media USA or Merger Sub;

(g) any waiver or release by Media USA or Merger Sub of any right of any material value;

(h) any compensation or benefits paid to officers or directors of Media USA;

(i) any change made or authorized in the Articles of Incorporation or Bylaws of Media USA;

(j) any loan to or other transaction with any officer, director or stockholder of Media USA giving rise to any claim or right of Media USA against any such person or of such person against Media USA; or

(k) any material adverse change in the condition (financial or otherwise) of the properties, assets, liabilities or business of Media USA.

3.9 Undisclosed Liabilities. Except as otherwise disclosed in Media USA’s Financial Statements, neither Media USA nor Merger Sub has any material liability or obligation whatsoever, either direct or indirect, matured or unmatured, accrued, absolute, contingent or otherwise.

3.10 Tax Matters.

(a) Media USA and Merger Sub have each duly filed all material federal, state, local and foreign tax returns required to be filed by or with respect to it with the Internal Revenue Service or other applicable taxing authority, and no extensions with respect to such tax returns have been requested or granted;

(b) Media USA and Merger Sub have each paid, or adequately reserved against in Media USA’s Financial Statements, all material taxes due, or claimed by any taxing authority to be due, from or with respect to it;

(c) To the knowledge of Media USA and Merger Sub, there has been no material issue raised or material adjustment proposed (and none is pending) by the Internal Revenue Service or any other taxing authority in connection with any of Media USA’s or Merger Sub’s tax returns;

(d) No waiver or extension of any statute of limitations as to any material federal, state, local or foreign tax matter has been given by or requested from Media USA or Merger Sub; and

(e) Neither Media USA nor Merger Sub has filed a consent under Section 341(f) of the Code. For the purposes of this Section 3.10, a tax is due (and must therefore either be paid or adequately reserved against in Media USA’s Financial Statements) only on the last date payment of such tax can be made without interest or penalties, whether such payment is due in respect of estimated taxes, withholding taxes, required tax credits or any other tax.

3.11 Real Property. Neither Media USA nor Merger Sub owns or leases any real property.

3.12 Books and Records. The corporate and financial books and records of Media USA and Merger Sub delivered to JDCO prior to the Closing fully and fairly reflect the transactions to which Media USA and/or Merger Sub is a party or by which they or their properties are bound.

3.13 Questionable Payments. Neither Media USA nor Merger Sub, or any of their respective employees, agents or representatives has, directly or indirectly, made any bribes, kickbacks, illegal payments or illegal political contributions using Media USA’s or Merger Sub’s funds or made any payments from Media USA’s or Merger Sub’s funds to governmental officials for improper purposes or made any illegal payments from Media USA’s or Merger Sub’s funds to obtain or retain business.

3.14 Environmental Matters. Media USA represents and warrants that:

(a) To the knowledge of Media USA, after due investigation, there has been no material failure by Media USA to comply with all applicable requirements of Environmental Laws relating to Media USA, Media USA’s operations, and Media USA’s manufacture, processing, distribution, use, treatment, generation, recycling, reuses, sale, storage, handling, transportation or disposal of any Hazardous Material and Media USA is not aware of any facts or circumstances which could materially impair such compliance with all applicable Environmental Laws.

(b) Media USA has not received notice from any governmental authority or any other person of any actual or alleged violation of any Environmental Laws, nor is any such notice anticipated.

(c) To the knowledge of Media USA, after due investigation, Environmental Laws do not require that any permits, licenses or similar authorizations to construct, occupy or operate any equipment or facilities used in the conduct of Media USA’s business.

(d) No Hazardous Materials are now located at any real property, building, facility or structure owned, leased or occupied by Media USA or Merger Sub, as applicable, at any time from its inception until the present (the “Business Location”), and, to the knowledge of Media USA, after due investigation, Media USA has not ever caused or permitted any Hazardous Materials to be generated, placed, stored, held, handled, located or used at the Business Location, except those which may lawfully be used, transported, stored, held, handled, generated or placed at the Business Location in the conduct of Media USA’s business.

(e) Media USA has not received any notices, whether from a governmental authority or some other third party, that Hazardous Material Contamination exists at the Business Location or at any other location utilized by Media USA in the conduct of its business nor is Media USA aware of any circumstances that would give rise to an allegation of such contamination.

(f) To the knowledge of Media USA, after due investigation, no investigation, administrative order, consent order or agreement, litigation or settlement with respect to Hazardous Materials or Hazardous Materials Contamination is proposed, threatened, anticipated, pending or otherwise in existence with respect to the Business Location or with respect to any other site controlled or utilized by Media USA in the operation of its business. To the knowledge of Media USA, after due investigation, the Business Location is not currently on, and has never been on, any federal or state “Superfund” or “Superlien” list.

(g) “Hazardous Material” means any (i) hazardous substance as defined by any Environmental Law, (ii) any petroleum or petroleum product, oil or waste oil; (iii) any asbestos or polychlorinated byphenyls; (iv) any hazardous material, toxic substance, toxic pollutant, solid waste, municipal waste, industrial waste, hazardous waste, flammable material, radioactive material, pollutant or contaminant or words of similar meaning and regulatory effect under any applicable Environmental Law; and (v) any other chemical, material, or substance exposure to which or whose discharge, emission, disposal or release is prohibited, limited, or regulated under any applicable Environmental Law. “Hazardous Material” includes any mixture or solution of the foregoing, and all derivatives or synthetic substitutes of the foregoing.

(h) “Hazardous Material Contamination” shall mean the presence of Hazardous Materials in the soil, groundwater, air or any other media regulated by the Environmental Laws on, under or around the Business Location, at levels or concentration which trigger any requirement under the Environmental Laws to remove, remediate, mitigate, abate or otherwise reduce the level or concentration of Hazardous Materials. The term “Hazardous Material Contamination” does not include the presence of Hazardous Materials in process tanks, lines, storage or reactor vessels, delivery trucks or other equipment or containers, which Hazardous Materials are used in the manufacture, processing, distribution, use, storage, sale, handling, transportation, recycling, reuse or disposal of the products that were manufactured and/or distributed by Media USA.

3.15 Intellectual Property. Other than listed on Schedule 3.15, neither Media USA nor Merger Sub owns or uses any trademarks, trade names, service marks, patents, copyrights or any applications with respect thereto. Neither Media USA nor Merger Sub has any knowledge of any claim that, or inquiry as to whether, any product, activity or operation of Media USA or Merger Sub infringes upon or involves, or has resulted in the infringement of, any trademarks, trade-names, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened.

3.16 Insurance. Neither Media USA nor Merger Sub has any insurance policies in effect.

3.17 Contracts. Neither Media USA nor Merger Sub has any material contracts, leases, arrangements or commitments (whether oral or written). Neither Media USA nor Merger Sub is a party to or bound by or affected by any contract, lease, arrangement or commitment (whether oral or written) relating to: (a) the employment of any person; (b) collective bargaining with, or any representation of any employees by, any labor union or association; (c) the acquisition of services, supplies, equipment or other personal property; (d) the purchase or sale of real property; (e) distribution, agency or construction; (f) lease of real or personal property as lessor or lessee or sublessor or sublessee; (g) lending or advancing of funds; (h) borrowing of funds or receipt of credit; (i) incurring any obligation or liability; or (j) the sale of personal property.

3.18 Litigation. Neither Media USA nor Merger Sub is subject to any judgment or order of any court or quasi-judicial or administrative agency of any jurisdiction, domestic or foreign, nor is there any charge, complaint, lawsuit or governmental investigation pending against Media USA or Merger Sub. Neither Media USA nor Merger Sub is a plaintiff in any action, domestic or foreign, judicial or administrative. There are no existing actions, suits, proceedings against or investigations of Media USA or Merger Sub, and neither Media USA nor Merger Sub knows of any basis for such actions, suits, proceedings or investigations. There are no unsatisfied judgments, orders, decrees or stipulations affecting Media USA or Merger Sub or to which Media USA or Merger Sub is a party.

3.19 Employees. Neither Media USA nor Merger Sub has any employees. Neither Media USA nor Merger Sub owes any compensation of any kind, deferred or otherwise, to any current or previous employees. Neither Media USA nor Merger Sub has any written or oral employment agreements with any officer or director of Media USA or Merger Sub. Neither Media USA nor Merger Sub is a party to or bound by any collective bargaining agreement. There are no loans or other obligations payable or owing by Media USA or Merger Sub to any stockholder, officer, director or employee of Media USA or Merger Sub, nor are there any loans or debts payable or owing by any of such persons to Media USA or Merger Sub or any guarantees by Media USA or Merger Sub of any loan or obligation of any nature to which any such person is a party.

3.20 Employee Benefit Plans. Neither Media USA nor Merger Sub has any (a) non-qualified deferred or incentive compensation or retirement plans or arrangements, (b) qualified retirement plans or arrangements, (c) other employee compensation, severance or termination pay or welfare benefit plans, programs or arrangements or (d) any related trusts, insurance contracts or other funding arrangements maintained, established or contributed to by Media USA or Merger Sub.

3.21 Legal Compliance. Except as disclosed in its SEC Documents and as will not have a material adverse impact on its business, Media USA is in compliance in all material respects with all rules, regulations and requirements of the Sarbanes-Oxley Act and the SEC, and any other applicable foreign, federal, state and local laws and regulations. No claim has been filed against Media USA or Merger Sub alleging a violation of any applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof. Media USA and Merger Sub each holds all of the material permits, licenses, certificates or other authorizations of foreign, federal, state or local governmental agencies required for the conduct of its business as presently conducted.

3.22 Subsidiaries. Except for all of the issued and outstanding shares of capital stock of Merger Sub, Media USA does not own any capital stock or have any interest in any corporation, partnership, or other form of business organization. Media USA owns all of the capital stock or other equity interests of Merger Sub free and clear of any liens, charges, security interests, encumbrances, rights of first refusal, preemptive rights or other restrictions.

3.23 Broker’s Fees. Neither Media USA, Merger Sub, nor anyone on their behalf has any liability to any broker, finder, investment banker or agent, or has agreed to pay any brokerage fees, finder’s fees or commissions, or to reimburse any expenses of any broker, finder, investment banker or agent in connection with this Agreement.

3.24 Registration Rights. Media USA has not granted or agreed to grant to any person or entity any rights (including “piggy back” registration rights) to have any securities of Media USA registered with the SEC or any other governmental authority that have not been satisfied.

3.25 Listing and Maintenance Requirements. Media USA has not, in the twelve (12) months preceding the date hereof, received notice from the trading market or stock quotation system on which Media USA’s Common Stock is listed or quoted to the effect that Media USA is not in compliance with the listing or maintenance requirements of such trading market or stock quotation system. Media USA is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

3.26 No Disagreements with Accountants and Lawyers. There are no disagreements of any kind presently existing, or reasonably anticipated by Media USA to arise, between the accountants and lawyers formerly or presently employed by Media USA and Media USA is current with respect to any fees owed to its accountants and lawyers.

3.27 Disclosure. The representations and warranties and statements of fact made by Media USA and Merger Sub in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

ARTICLE 4

COVENANTS AND AGREEMENTS OF THE PARTIES
EFFECTIVE PRIOR TO CLOSING

4.1 Corporate Examinations and Investigations. Prior to the Closing, each party shall be entitled, through its employees and representatives, to make such investigations and examinations of the books, records and financial condition of JDCO, Media USA and Merger Sub as each party may request. In order that each party may have the full opportunity to do so, JDCO, Media USA and Merger Sub shall furnish each party and its representatives during such period with all such information concerning the affairs of JDCO, Media USA or Merger Sub as each party or its representatives may reasonably request and cause JDCO, Media USA or Merger Sub and their respective officers, employees, consultants, agents, accountants and attorneys to cooperate fully with each party’s representatives in connection with such review and examination and to make full disclosure of all information and documents requested by each party and/or its representatives. Any such investigations and examinations shall be conducted at reasonable times and under reasonable circumstances, it being agreed that any examination of original documents will be at each party’s premises, with copies thereof to be provided to each party and/or its representatives upon request.

4.2 Cooperation; Consents. Prior to the Closing, each party shall cooperate with the other parties to the end that the parties shall (i) in a timely manner make all necessary filings with, and conduct negotiations with, all authorities and other persons the consent or approval of which, or the license or permit from which is required for the consummation of the Merger and of the transactions contemplated by this Agreement and (ii) provide to each other party such information as the other party may reasonably request in order to enable it to prepare such filings and to conduct such negotiations.

4.3 Conduct of Business. Subject to the provisions hereof, from the date hereof through the Closing, each party hereto shall conduct its business in the ordinary course and in such a manner so that the representations and warranties contained herein shall continue to be true and correct in all material respects as of the Closing as if made at and as of the Closing. In addition, without the prior written consent of JDCO, none of Media USA or Merger Sub (as it relates to Media USA and Merger Sub) shall enter into any material transactions or incur any material liability not required or specifically contemplated hereby, without first obtaining the written consent of JDCO. Without the prior written consent of JDCO, Media USA or Merger Sub, as the case may be, except as required or specifically contemplated hereby, each party shall not undertake or fail to undertake any action if such action or failure would render any of said warranties and representations untrue in any material respect as of the Closing.

4.4 Litigation. From the date hereof through the Closing, each party hereto shall promptly notify the representative of the other parties of any lawsuits, claims, proceedings or investigations which after the date hereof are threatened or commenced against such party or any of its affiliates or any officer, director, employee, consultant, agent or shareholder thereof, in their capacities as such, which, if decided adversely, could reasonably be expected to have a material adverse effect upon the condition (financial or otherwise), assets, liabilities, business, operations or prospects of JDCO, Media USA or Merger Sub.

4.5 Notice of Default. From the date hereof through the Closing, each party hereto shall give to the representative of the other parties prompt written notice of the occurrence or existence of any event, condition or circumstance occurring which would constitute a violation or breach of this Agreement by such party or which would render inaccurate in any material respect any of such party’s representations or warranties herein.

4.6 Continuation of Insurance Coverage. From the date hereof to the Closing, each party hereto shall keep in full force and effect insurance coverage for its assets and operations comparable in amount and scope to the coverage now maintained covering its assets and operations.

ARTICLE 5

CONDITIONS TO CLOSING
AND POST-CLOSING COVENANTS

5.1 Conditions to Obligations of JDCO. The obligations of JDCO under this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of each of the following conditions:

(a) Closing Deliveries. At the Closing, Media USA shall have delivered or caused to be delivered to JDCO the following:

(i) resolutions duly adopted by the Board of Directors of each of Media USA and Merger Sub, and authorizing and approving the Merger and the execution, delivery and performance of this Agreement;

(ii) a certificate of good standing for each of Media USA and Merger Sub from the Secretary of State of the State of Nevada, dated not earlier than three (3) days prior to the Closing Date;

(iii) subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, written resignations of all officers and directors of Media USA in office immediately prior to the Closing, and board resolutions electing the following individuals to the positions with Media USA listed opposite their names below:

Name	Positions
Michael Binninger	Chief Executive Officer and Chairman of the Board of Directors
Steven Binninger	President, Chief Operating Officer and a Director
Ronald Sands	Chief Financial Officer, Secretary and Director

(iv) certificates from each of Media USA and Merger Sub representing that the information set forth in Section 5.1(b) is true as of the Closing Date; and

(v) such other documents as JDCO may reasonably request in connection with the transactions contemplated hereby.

(b) Representations and Warranties to be True. The representations and warranties of Media USA and Merger Sub herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. Media USA and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

(c) Delaware Reincorporation. Media USA shall have executed an Agreement and Plan of Merger (the “Reincorporation Agreement”) for the reincorporation of Media USA from the State of Nevada to the State of Delaware; provided, however that such Reincorporation Agreement shall be in form and substance acceptable to JDCO, in its reasonable discretion.

(d) Shareholder Consent. A requisite percentage of the JDCO shareholders shall have approved the Merger.

5.2 Conditions to Obligations of Media USA and Merger Sub. The obligations of Media USA and Merger Sub under this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of each of the following conditions:

(a)  Closing Deliveries. On the Closing Date, JDCO shall have delivered to Media USA such documents as Media USA may reasonably request in connection with the transactions contemplated hereby.

(b)  Representations and Warranties to be True. The representations and warranties of JDCO herein contained shall be true in all material respects at the Closing with the same effect as though made at such time. JDCO shall have performed in all material respects all obligations and complied in all material respects with all covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

ARTICLE 6

TERMINATION; AMENDMENT; WAIVER

6.1 Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by the JDCO shareholders and Media USA, as the sole shareholder of Merger Sub by mutual written consent of JDCO and Media USA by action of their respective Boards of Directors.

6.2 Termination by either Media USA or JDCO. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Media USA or JDCO if:

(a) the Merger shall not have been consummated by December 31, 2006, whether such date is before or after the date of approval of the Merger by JDCO’s shareholders and Merger Sub’s stockholder (the “Termination Date”); or

(b) any statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any governmental authority or other legal restraint or prohibition preventing the Merger shall be in effect; or

(c) there shall be pending or threatened by any governmental authority any suit, action or proceeding challenging or seeking to restrain or prohibit the Merger or seeking to obtain any material damages from any party in connection with the Merger or there shall be issued any judgment permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of the Merger by JDCO’s shareholders and Merger Sub’s sole shareholder); provided, however, that the right to terminate this Agreement pursuant to this Section 6.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated.

6.3 Termination by JDCO. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by JDCO’s shareholders and Merger Sub’s sole shareholder by action of JDCO’s Board of Directors, if:

(a) (i) any of Media USA’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 5.1 would not be satisfied, or (ii) if (X) any of Media USA’s representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 5.1 would not be satisfied and (Y) such inaccuracy has not been cured by Media USA within ten (10) business days after its receipt of written notice thereof and remains uncured at the time notice of termination is given, or (iii) Media USA’s representation and warranties with respect to its capitalization are inaccurate such that there are shares or rights to obtain shares outstanding in addition to those initially disclosed;

(b) JDCO’s due diligence examination of Media USA and its assets and business reveals information that varies materially or adversely from the understandings upon which JDCO agreed to proceed with the transactions contemplated by this Agreement, as determined by JDCO in its reasonable discretion;

(c) JDCO receives an unsolicited proposal or offer from a person or entity other than Media USA or any of its affiliates, or a solicited or unsolicited proposal or offer from any entity with which JDCO has had merger or acquisition discussions within the thirty (30) day period prior to the date hereof, or any affiliate thereof, for a tender or exchange offer, merger, consolidation or other business combination involving JDCO or any proposal to acquire in any manner a substantial equity interest in, or all or substantially all of the assets of JDCO (an “Acquisition Proposal”), and the Board of Directors of JDCO determines in good faith that its fiduciary obligations under applicable law require that such Acquisition Proposal be accepted; or

(d) since the date of this Agreement, Media USA shall have suffered any material adverse effect on its financial condition, results of operations or business.

6.4 Termination by Media USA. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of the Merger by JDCO’s shareholders and Merger Sub’s sole shareholder, by action of the Board of Directors of Media USA, if (i) any of JDCO’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 6.2 would not be satisfied, or (ii) if (X) any of JDCO’s representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.2 would not be satisfied and (Y) such inaccuracy has not been cured by JDCO within ten (10) business days after its receipt of written notice thereof and remains uncured at the time notice of termination is given.

6.5 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 6, this Agreement shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, consultants, contractors, agents, legal and financial advisors, or other representatives); provided, however, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any willful breach of this Agreement.

ARTICLE 7

INDEMNIFICATION

7.1 Survival of Warranties.

(a) Representations, Warranties and Covenants made by Media USA and Merger Sub. All representations, warranties and covenants made by Media USA, Merger and Sub herein, or in any certificate, schedule or exhibit delivered pursuant hereto, shall survive the Closing and continue in full force and effect for a period of eighteen (18) months following the Closing Date. Notwithstanding the preceding sentence, any claim for indemnity for breach of a representation or warranty in respect of which indemnity may be sought under this Agreement shall survive the time at which such representation or warranty otherwise would terminate pursuant to the preceding sentence, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

(b) Representations, Warranties and Covenants made by JDCO. All representations, warranties and covenants made by JDCO herein, or in any certificate, schedule or exhibit delivered pursuant hereto, shall survive the Closing.

7.2 Media USA and Merger Sub Indemnification. From and after the Closing and for a period of eighteen (18) months following the Closing Date, subject to the limitations set forth in this Article 7, Media USA and Merger Sub will, jointly and severally, indemnify, defend, and hold harmless JDCO and its respective shareholders, officers, directors, agents, attorneys and employees (the “Indemnified Persons”) from and against any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, causes of action, including, without limitation, attorneys’ fees and expenses of investigation and defense (net of any directly related insurance payments or recoveries received or to be received from third party insurers) (collectively, “Damages”) arising out of any misrepresentation or breach of or default in connection with any of the representations, warranties, covenants and agreements given or made by Media USA and/or Merger Sub in this Agreement or any exhibit or schedule to this Agreement (each a “Media USA Breach” and collectively, “Media USA Breaches”).

7.3 No Liability for Shareholders. Except as otherwise set forth in this Agreement, in no event shall the shareholders of JDCO be liable to Media USA, Merger Sub, nor shall the shareholders of Media USA be liable to JDCO or the other indemnitees described in Section 7.2, for any consequential, exemplary, punitive, or speculative damages, except to the extent any such otherwise excluded damages are a component of Damages which arise out of a third party claim for which such indemnified party becomes liable and for which third party claim they are entitled to indemnification pursuant to this Article 7.

7.4 Sole Remedy.

(a)  Media USA and Merger Sub. The ability to terminate the Merger in the event of a breach of the representations and warranties or covenants by JDCO, as set forth in Section 7.4, shall be the sole remedy at law available for any such breach; provided, however, that this limitation shall not prevent Media USA or Merger Sub from seeking equitable remedies or any legal remedies for claims arising with respect to this Agreement from willful misconduct or fraud.

(b)  JDCO. The ability to terminate the Merger in the event of a breach of the representations and warranties or covenants by Media USA or Merger Sub, as set forth in Section 7.3, shall be the sole remedy at law for the satisfaction of (i) the indemnification obligations set forth in Section 7.2 and (ii) any other claim for monetary damages arising from a breach of this Agreement; provided, however, that this limitation shall not prevent JDCO from seeking equitable remedies or any legal remedies for claims arising with respect to this Agreement from willful misconduct or fraud.

ARTICLE 8

GENERAL PROVISIONS

8.1 Name Change. The parties agree to take whatever actions that are necessary to change the name of Media USA to such name as proposed by JDCO as of or as soon as possible after the Effective Time.

8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, sent by overnight courier or mailed by registered or certified mail (postage prepaid and return receipt requested) to the party to whom the same is so delivered, sent or mailed at the following addresses:

If to JDCO:

JDCO, Inc.
2121 Second Street
Building C, Suite 105
Davis, CA 95618
Attn: Michael Binninger
Telephone: (530) 756-8020
Facsimile: (530) 756-8021

With a Copy to:

Kirkpatrick & Lockhart Nicholson Graham LLP
10100 Santa Monica Blvd., 7th Floor
Los Angeles, CA 90067
Attn: Thomas J. Poletti, Esq.
Telephone: (310) 552-5000
Facsimile: (310) 552-5001

If to Media USA or Merger Sub:

P.O. Box 73826
Davis, CA 95617
Attn: Evan Hall

8.3 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to sections and articles of this Agreement unless otherwise stated.

8.4 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify this Agreement to preserve each party’s anticipated benefits under this Agreement.

8.5 Miscellaneous. This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; (b) except as expressly set forth herein, is not intended to confer upon any other person any rights or remedies hereunder and (c) shall not be assigned by operation of law or otherwise, except as may be mutually agreed upon by the parties hereto.

8.6 Separate Counsel. Each party hereby expressly acknowledges that it has been advised to seek its own separate legal counsel for advice with respect to this Agreement, and that no counsel to any party hereto has acted or is acting as counsel to any other party hereto in connection with this Agreement.

8.7 Governing Law; Venue. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California. Any and all actions brought under this Agreement shall be brought in the state and/or federal courts of the United States sitting in California and each party hereby waives any right to object to the convenience of such venue.

8.8 Counterparts and Facsimile Signatures. This Agreement may be executed in two (2) or more counterparts, which together shall constitute a single agreement. This Agreement and any documents relating to it may be executed and transmitted to any other party by facsimile, which facsimile shall be deemed to be, and utilized in all respects as, an original, wet-inked document.

8.9 Amendment. This Agreement may be amended, modified or supplemented only by an instrument in writing executed by all parties hereto.

8.10 Parties In Interest: No Third Party Beneficiaries. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties hereto. This Agreement shall not be deemed to confer upon any person not a party hereto any rights or remedies hereunder.

8.11 Waiver. No waiver by any party of any default or breach by another party of any representation, warranty, covenant or condition contained in this Agreement shall be deemed to be a waiver of any subsequent default or breach by such party of the same or any other representation, warranty, covenant or condition. No act, delay, omission or course of dealing on the part of any party in exercising any right, power or remedy under this Agreement or at law or in equity shall operate as a waiver thereof or otherwise prejudice any of such party’s rights, powers and remedies. All remedies, whether at law or in equity, shall be cumulative and the election of any one or more shall not constitute a waiver of the right to pursue other available remedies.

8.12 Expenses. At or prior to the Closing, the parties hereto shall pay all of their own expenses relating to the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of their respective counsel and financial advisers.

8.13 Schedules. If there is any inconsistency between the statements in the body of this Agreement and those in the schedules (other than an exception expressly set forth in the schedules with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.

8.14 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

8.15 Incorporation of Exhibits and Schedules. The exhibits, schedules, and other attachments identified in this Agreement are incorporated herein by reference and made a part hereof.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first written above.

JDCO, INC.

By:  /s/ Michael Binninger
Name: Michael Binninger
Title: President

MEDIA USA.COM, INC.

By:  /s/ Evan Hall
Name: Evan Hall
Title: President

JAVA ACQUISITION CO., INC.

By:  /s/ Evan Hall
Name: Evan Hall
Title: President